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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)


Andros Incorporated
(Name of Issuer)

Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)

0000345281
(CUSIP Number)

Steven A. Cohen
520 Madison Avenue
7th Floor, New York, New York 10022
(212) 826-6800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 25, 1995
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box [ ].

Check the following box if a fee is being paid with the statement
[ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D


CUSIP No. 0000345281


1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
S.A.C. Capital Management, L.P.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [  ]
(b) [  ]

3 SEC USE ONLY

4 SOURCE OF FUNDS*
WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) [ ]


6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7 SOLE VOTING POWER
None

8 SHARED VOTING POWER
336,400

9 SOLE DISPOSITIVE POWER
None

10 SHARED DISPOSITIVE POWER
336,400

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
336,400
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES* [  ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.36%

14 TYPE OF REPORTING PERSON*
PN

SCHEDULE 13D


CUSIP No. 0000345281


1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Steven A. Cohen

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [  ]
(b) [  ]

3 SEC USE ONLY

4 SOURCE OF FUNDS*
PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) [ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7 SOLE VOTING POWER
124,900

8 SHARED VOTING POWER
336,400

9 SOLE DISPOSITIVE POWER
124,900

10 SHARED DISPOSITIVE POWER
336,400

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

461,300

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES* [  ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.10%

14 TYPE OF REPORTING PERSON*
IN


Item 1. Security and Issuer

The Schedule 13D filed June 14, 1995, by S.A.C. Capital Management, L.P. ("Capital Management"), with respect to the Common Stock, $0.01 par value per share (the "Shares") of Andros Incorporated, a Delaware corporation (the "Company"), and amended June 28, 1995 by S.A.C. Capital Management L.P. and Steven A. Cohen ("Mr. Cohen," and, together with Capital Management, the "Reporting Persons") is hereby amended as set forth below.

Item 2. Identity and Background

No Amendment.

Item 3. Source and Amount of Funds or Other Consideration

The aggregate amount of funds (including commissions) required by Mr. Cohen to purchase the Shares owned directly by him was $2,183,868.08. All funds used by Mr. Cohen to purchase the Shares were derived from Mr. Cohen's personal funds. The aggregate amount of funds (including commissions) required to purchase the Shares directly owned by Capital Management was $5,565,075.31. All funds used by Capital Management to purchase the Shares were derived from working capital. The funds used by the Reporting Persons may include margin debt incurred from time to time in the ordinary course of business pursuant to customary margin agreements with Spear, Leeds & Kellogg.

Item 4.  Purpose of Transaction

As previously reported, the Reporting Persons acquired the Shares for the purpose of investment because they believe the Shares represented a favorable investment opportunity. The Reporting Persons are evaluating and will continue to evaluate the investment potential of the Shares. Depending on various factors including the results of such evaluation, the Company's business prospects and financial position, other developments concerning the Company, the price level of the Shares, available opportunities to acquire or dispose of Shares or realize trading profits, conditions in the securities markets and general economic and industry conditions, reinvestment opportunities and developments relating to its business, the Reporting Persons may in the future take such actions with respect to such holdings in the Company as they deem appropriate in light of circumstances existing from time to time. Such actions may include the purchase of additional Shares in the open market, through privately negotiated transactions with third parties or otherwise, or the sale at any time, in the open market, through privately negotiated transactions with third parties or otherwise, of all or a portion of the Shares now owned or hereafter acquired. In addition, the Reporting Persons may explore measures aimed at enhancing shareholder value.

Mr. Cohen has spoken with management of the Company about the future prospects of the Company and inquired about future plans.
No agreements, understanding or commitments have been made at this time with respect to any of the items so discussed.

Item 5. Interest in Securities of the Issuer

(a) - (b) The aggregate number and percentage of Shares to which this 13D relates is 461,300 Shares representing 10.10% of the 4,567,191 Shares reported by the Company as outstanding as of June 27, 1995. (The Company's most recently available Form 10-Q reported 4,542,000 Shares outstanding and the Company has confirmed that through the exercise of stock options an additional 25,191 Shares are outstanding.) The Reporting Persons directly own those Shares as follows:

Name              No. of Shares              % of Common

Mr. Cohen            124,900                   2.74%
Capital Management   336,400                   7.36%

Mr. Cohen has the sole power to vote and the sole power to dispose of the Shares he owns directly. As general partners of Capital Management, Mr. Cohen and S.A.C. Capital Management, Inc. ("S.A.C.") share with Capital Management the power to vote and dispose of all Shares directly owned by Capital Management. As a result, Mr. Cohen and S.A.C. are deemed to beneficially own the Shares owned by Capital Management. Scott J. Lederman, Barry M. Skalka and Terrence E. Fox, each an Executive Vice President of S.A.C., do not beneficially own any Shares other than in their capacities as officers of S.A.C.

(c) Except as set forth in Annex I hereto, no transactions in Shares were effected since June 28, 1995 by either the Reporting
Persons or S.A.C.

(d) No amendment

(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No amendment.

Item 7. Material to be Filed as Exhibits

No exhibits are required to be filed.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 28, 1995

/s/ STEVEN A. COHEN
- -------------------------
Steven A. Cohen

S.A.C. Capital Management L.P.

By: S.A.C. Capital Management, Inc.
Its General Partner

By:  /s/ STEVEN A. COHEN
- -------------------------
Steven A. Cohen, President


ANNEX 1

Transactions by Reporting Person in Common Stock of
Andros Incorporated since June 28, 1995



                     Number of Shares         Average Price
Trade Date           Bought/(Sold) (1)        per Share (2)

S.A.C. Capital Management, L.P.

07/24/95                 2,000                 16.2500
07/24/95                (1,800)                15.8150


Steven A. Cohen

06/28/95                10,000                 17.3750
07/12/95                16,000                 17.6250
07/13/95                10,000                 17.7500
07/24/95                 5,300                 15.8750


(1) Unless otherwise indicated, all transactions were effected on the NASDAQ.

(2) Prices exclude commission.